Bundy Group Securities, LLC

AUDITED FINANCAL STATEMENTS

December 31, 2025

This report is filed in accordance with Rule 17A-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC document to be posted on www.sec.gov

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70623

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bundy Group Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2700 Coltsgate Rd., Suite 201
(No. and Street)

Charlotte	NC	28211
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William C. Bundy, Jr.	704-503-9464	clint@bundygroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company CPAs, P.C.
(Name – if individual, state last, first, and middle name)

3535 Roswell Rd., Suite 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

6/25/09	1953
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _WILLIAM C. BUNDY, JR._____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _BUNDY GROUP SECURITIES, LLC_____, as of _DECEMBER 31_____, 2 _025_____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _William C. Bundy, JR_

Title: _CHIEF EXECUTIVE OFFICER_____

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Bundy Group Securities, LLC

Table of Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements:
Statement of Financial Condition 2

Notes to the Financial Statements 3-6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Bundy Group Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bundy Group Securities, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Bundy Group Securities, LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Bundy Group Securities, LLC's management. Our responsibility is to express an opinion on Bundy Group Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2021.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 18, 2026

goldman & COMPANY, CPAs

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

Bundy Group Securities, LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash and Cash Equivalents	$	146,491
Prepaid Assets and Deposits		5,176
Total Assets	$	151,667

Liabilities and Member's Equity

Liabilities

Accounts Payable and Accrued Expenses	$	6,330
Total Liabilities	$	6,330
Member's Equity	$	145,337
Total Liabilities and Member's Equity	$	151,667

The accompanying notes are an integral part of these financial statements.

NOTE A – General and Summary of Significant Account Policies

General

Bundy Group Securities, LLC (the "Company") was formed as a North Carolina limited liability company on September 18, 2020 and is a member firm of the Financial Industry Regulatory Authority ("FINRA"), the Securities and Exchange Commission ("SEC"), and the Securities Investor Protection Corporation ("SIPC"). The Company is approved by FINRA to offer private placement offerings, engage in Merger & Acquisition transactions, and pay/receive referral fees, and share in commissions earned by other Broker Dealers. The Company received its approval for FINRA membership on March 19, 2021.

Summary of Significant Accounting Policies

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes in accordance with U.S. generally accepted accounting principles.

The Company is evaluating new accounting standards and will implement as required.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

Concentrations

The Company maintains its cash in bank deposit accounts at high quality institutions. The balances, at times, may exceed the Federal Deposit Insurance Corporation's ("FDIC") current $250,000 limit. At December 31, 2025, the Company did not exceed the federally insured limit. In 2025, securities revenue was generated by 5 transactions / customers.

Income Taxes

The Company has elected under the Internal Revenue Code to be taxed as an S Corporation for federal and state income tax purposes. In lieu of corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no income tax provision or liabilities have been included in the financial statements. As of December 31, 2025, the Company had no uncertain tax positions, or interest and penalties, that qualify for either recognition or disclosure in the financial statements.

State Income Tax Provision

The Company has elected to pay North Carolina – Pass Through Entity Tax – PTE, on pretax income. This amount reduces the income for federal tax purposes for the member. The PTE tax rate is 4.5% for 2025.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 18, 2026, the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Revenue Recognition

The Company has adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

Revenue Recognition (continued)

Revenue was earned from reimbursements from its registered representatives for certain expenses incurred by the Company.

Revenue earned from M&A Success fees are from advisory services for merger and acquisition services. Revenue is recognized upon the sale of the target business as a percentage of the sale price. The Company may also accept commitment fees or retainers which are recognized as services are provided to the client. Commitment fees are credited from the success fee upon the sale of the target business.

Segment Reporting

The Company's chief operating decision maker is its chief executive officer. The Company has one reportable segment: investment banking. The accounting policies of the investment banking segment are the same as those described in the summary of significant accounting policies. The chief operating decision maker assesses performance for the investment banking segment and decides how to allocate resources based on net income as is reported within the accompanying statement of operations. The measure of segment assets is reported within the accompanying statement of financial condition as total assets. The Company does not have intra-entity sales or transfers.

NOTE B – Commitments and Contingencies

The Company does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation.

NOTE C – Net Capital Requirements

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8 to 1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2025, the Company had net capital of $131,375 which was $126,375 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.0482 to 1. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum net capital pursuant to a fixed dollar amount or 6-2/3% of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

<u>**NOTE D – Related Party**</u>

The Company paid its affiliate under an Expense Sharing Agreement ("ESA") dated March 17, 2021, and most recently amended effective August 1, 2025, for shared office, employee, and administrative services. The ESA is effective indefinitely, unless updated prior, if a material change occurs. The amount expensed under the ESA was $26,052. The expenses are reflected in the Statement of Operations for the year ended December 31, 2025. The Company did not have a liability due to the affiliate as of December 31, 2025.